SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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NEW YORK 10036-6522

(212) 735-3000

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http://www.skadden.com

December 18, 2012

Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	The Gabelli Global Utility & Income Trust (333-175701 and 811-21529)

Dear Ms. Hatch:

Electronically transmitted herewith for filing on behalf of The Gabelli Global Utility & Income Trust (the “Fund”) is the Fund’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, (the “1933 Act”) and the Investment Company Act of 1940, as amended. The Fund has authorized us to respond to your comments, received telephonically, to the Fund’s Registration Statement. Your comments appear below in bold font and the Fund’s responses follow each comment.

1. Page 2. Prospectus Summary—Investment Objectives and Policies - Please describe supplementally how the Fund covers any “equity contract for difference swap transactions” as described in the sentence beginning with “The remaining Fund assets will generally…”

When the Fund enters such contracts, it segregates cash or liquid securities or sets aside assets on the accounting records having a value at least equal to the value of the Fund’s net payment obligations under any swap transaction, marked to market daily. The Fund monitors any such swap with a view to ensuring that the Fund remains in compliance with all applicable regulatory investment policy and tax requirements.

2. Page 3. Prospectus Summary—Dividends and Distributions—Common Share Distributions - Please make prominent the following sentences: “Any return of capital should not be considered by investors as yield or total return on their investment in the Fund. Common shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Common shareholders should not assume that the source of a distribution from the Fund is net profit.”

The sentences have been revised accordingly.

3. Page 4. Prospectus Summary—Risk Factors and Special Considerations—Dilution – Please revise the sentence beginning with “If the subscription price per share…” to use consistent pronouns.

The sentence has been revised accordingly.

4. Page 11. Prospectus Summary—Management and Fees – Please delete “typically” in the sentence beginning with “The Fund’s total assets for purposes of calculating…” Please also change “may” to “will” in the sentence beginning with “During periods when the Fund has outstanding…”

The sentences have been revised accordingly.

5. Page 26. Risk Factors and Special Considerations—Industry Risks – Please revise the disclosure regarding the Fund’s 80% investment policy to more closely follow the disclosure regarding such policy on page 2 of the prospectus.

The disclosure has been revised accordingly.

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The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Steven Grigoriou at (416) 777-4727 or me at (212) 735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins

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